SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 5)


                             Syntroleum Corporation
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  871630 10 9
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                                 (CUSIP Number)


                                Kenneth L. Agee
                             Syntroleum Corporation
                         1350 South Boulder, Suite 1100
                              Tulsa, OK 74119-3295
                                 (918) 592-7900
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 25, 2003
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this Statement: [_]


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Kenneth L. Agee

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. Citizen

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         4,578,018

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         4,578,018

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,578,018 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.6%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Amendment No. 5 to Schedule 13D

     This Amendment No. 4 to Schedule 13D, filed on behalf of Kenneth L. Agee, hereby amends the Schedule 13D Amendment No. 4 filed on July 19, 2000:

          This statement is being filed by Kenneth L. Agee, an individual, with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Syntroleum Corporation, a Delaware corporation (the "Issuer"). Mr. Agee is Chief Executive Officer and Chairman of the Board of the Issuer.


________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a) The aggregate number of securities to which this Schedule 13D relates is 4,578,018 shares of Common Stock, representing approximately 13.6% of the Issuer's Common Stock.

     (b) Mr. Agee has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Common Stock reported herein. Included in the Common Stock reported herein are 82,956 shares of Common Stock owned by Mr. Agee's minor children. Mr. Agee may be deemed to be the beneficial owner of the shares of Common Stock owned by his children; however, Mr. Agee disclaims the beneficial ownership of the Common Stock owned by his children.

     (c) Except as set forth in Appendix I to this Schedule 13D, which Appendix I is incorporated herein by reference, to the best of his knowledge, Mr. Agee has not effected any transaction in the Common Stock during the past sixty days.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         On June 25, 2003, Mr. Agee entered into an agreement (the "Agreement") with Alvin R. Albe, Jr. with respect to the shares of Common Stock beneficially owned by Mr. Agee. The Agreement provides that Mr. Agee will not pledge, hypothecate, sell or otherwise dispose of any of the shares of Common Stock held by him until such time as no outstanding obligations remain outstanding with respect to a loan to Mr. Agee that is guaranteed by Mr. Albe.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

         H.    Agreement

________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      June 30, 2003
                                        ----------------------------------------
                                                         (Date)


                                                     KENNETH L. AGEE
                                        ----------------------------------------
                                                       (Signature)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                   APPENDIX I

                          Information with Respect to
                 Transactions Effected During the Past 60 Days
                or Since the Most Recent Filing on Schedule 13D


     Date                      Shares Transferred            Average Price
     ----                      ------------------            -------------

June 24, 2003                        33,800(1)                     N/A

June 25, 2003                       242,813(2)                    $2.64



---------------
(1) Transferred as gifts to four family members. Of these shares, 16,900 shares were transferred to Mr. Agee's minor children and may be deemed to be beneficially owned by Mr. Agee; however, Mr. Agee disclaims the beneficial ownership of such shares.

(2)  Transferred to a third-party purchaser in private transaction.